

April 13, 2011

By U.S. Mail and Facsimile to: (330) 384-7271

Terrence E. Bichsel
Executive Vice President and
Chief Financial Officer
FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

>   **Re: FirstMerit Corporation**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 000-10161**

Dear Mr. Bichsel:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors

Changes in the general economic conditions and real estate valuations in our primary market areas . . . , page 15

1.   In future filings, disclose what percentage of the property underlying your loans is located in your primary market area.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations for the Years 2010, 2009 and 2008

Allowance for Loan Losses, page 40

2.   We note you use a vendor based loss migration model to forecast losses for non-covered
        commercial loans, which is calculated as the average cumulative expected loss of the two
        and five year data set.   Please advise as to whether or not you considered adjusting this
        overall weighting to reflect a larger percentage of losses experienced since the recession
        began (i.e. 2008) as part of the overall final calculation and/or the lessen the
        percentage(s) used in 2006 and 2007 as part of the five-year determination portion. For
        example, we note that you experienced almost $80 million in total commercial loan
        charge-offs during the 2009 and 2010, but only $24 million for 2007 and 2008,
        respectively. Please address why you believe that this determination remained
        appropriate since January 2009, especially during times of significant, quarterly
        deterioration in your commercial loan portfolio, which may not have been captured by
        the qualitative portion of your provisioning policy.

3.   In addition and as a related matter, please also provide additional details as to
        management's views on any particular changes made to the qualitative portion of your
        provisioning policy which may have been necessary to capture any noted significant,
        quarterly deterioration in asset quality which would not otherwise be captured in your
        current loss migration model or by continuing to employ the same assumptions used in
        the qualitative portion of your provisioning policy prior to the recession.

4.   Please tell us why you removed the allocation of the allowance for loan losses table in
        this filing. Please provide the information required in Item IV.B of Guide III for the
        latest five years to us supplementally and revise future filings.

5.   Please revise your Management's Discussion and Analysis in future filings to specifically
        discuss the reasons for the significant levels in charge-offs in consumer loans. For
        example, we note that total installment charge-offs were almost $66 million for the last
        two fiscal years ended (and in excess of $90 million if credit cards are included),
        however, there are no corresponding disclosures which bridges the gap between your
        accounting policies contained in your footnotes and this portion of your Management's
        Discussion and Analysis. Please provide a level of transparency and granularity
        necessary and appropriate for a reader to understand how and why trends and movements
        in particular loan category components have occurred, such as the periodic provision,
        charge-offs, and recoveries as they relate to similar movements in their respective
        nonperforming loan category balances.

Asset Quality, page 43

6.   Please describe the types of short-term modifications performed and explain your
      rationale for not classifying them as TDRs.

7.   Please tell us and revise future filings to define the period "over several payment cycles"
      in which you disclose that TDRs can return to accrual status.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements
Note 4. Loans and Allowance for Loan Losses, page 83

8.   Please revise future filings to disclose the information required by ASC 310-10-50-
      11B(b),(g), and (h) for each period for which results of operations are presented.

9.   Please revise future filings to disclose the information required by ASC 310-10-50-
      15(c)(1), (2) and (3) for each period for which results of operations are presented. Please
      note that this information was required prior to ASU 2010-20.

10.   We note that the effective date section of the summary of ASU 2010-20 encourages, but
      does not require, comparative disclosure for earlier periods. We note you did not provide
      comparative information for many of your credit quality disclosures. To the extent the
      information required for comparative disclosure is reasonably available, please consider
      providing comparative disclosure in all future filings considering the significant benefit
      this information provides investors and the objective of the ASU.

Note 18. Commitment and Contingencies, page 123

11.   We note your disclosures beginning on page 124-5 regarding the various litigation
      matters to which the Company is exposed. We note that you have not disclosed either:

      (i) the nature of any material contingencies; or
      (ii) the possible loss or range of loss or a statement that an estimate of the loss cannot be
      made.

      Please tells us and revise future filings to include all of disclosures required by
      paragraphs 3-5 of ASC 450-20-50.

Exhibit Index

12.   Please revise to clarify the meaning of the asterisk "*" next to certain of the exhibit
      numbers.

Signatures

13.   Please tell us whether J. Bret Treier, as Attorney-in-Fact, has signed the signature page on behalf of each of the indicated directors. In future filings, please include the signature of the Attorney-in-Fact signing on behalf of any directors or officers on the signature page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief